Exhibit (a) (5) (c)

EFiled: Jun 02 2015 07:27PM EDT Transaction ID 57325565 Case No. 11086-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

DAVID WIDLEWSKI, Individually	)
and on Behalf of All Others Similarly	)
Situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
RANDY CARSON, THOMAS A.	)
DANJCZEK, KAREN FINERMAN,	)
JOEL L. HAWTHORNE, DAVID R.	)
JARDINI, NATHAN MILIKOWSKY,	)
M. CATHERINE MORRIS, BCP IV	)
GRAFTECH HOLDINGS LP, and	)
ATHENA ACQUISITION	)
SUBSIDIARY INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

The allegations of the Complaint are based on the personal knowledge of Plaintiff David Widlewski (“Plaintiff”) as to himself and on information and belief (including the investigation of counsel and review of publicly available information) as to all other matters stated herein, as follows:

NATURE OF THE ACTION

1. This is a stockholder class action brought by Plaintiff on behalf of himself and all other similarly situated public stockholders GrafTech International Ltd. (“GrafTech” or the “Company”) to enjoin a transaction whereby the Board of Directors of the Company (the “Board” or the “Individual Defendants”) has agreed to sell GrafTech to Athena Acquisition Subsidiary Inc. (“Acquisition Sub”), a direct wholly-owned subsidiary of BCP IV GrafTech Holdings LP (“BCP”), each an affiliate of funds managed by affiliates of Brookfield Asset Management Inc. (“Brookfield”) for $5.05 per share in cash (the “Proposed Transaction”), in a tender offer pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated May 17, 2015, between GrafTech, BCP, and Acquisition Sub. The proposed tender offer for all of the Company’s outstanding stock by Brookfield is at an unfair price and on grossly unfair and inadequate terms, and deprives Plaintiff and the other public stockholders of the value of, and right to participate in, the future benefits and profitability of the Company.

2. The Proposed Transaction offers unfair and inadequate consideration that does not maximize stockholder value for Plaintiff and other GrafTech public stockholders and is being advanced through an unfair process. The Board members have therefore breached their fiduciary duties owed to Plaintiff and the Class to take all necessary steps to ensure that GrafTech stockholders will receive the maximum realizable value for their shares on a sale of the Company.

3. The Merger Agreement contains preclusive deal protection devices that are not contemplated to benefit the Company or its stockholders, but instead, to benefit Brookfield. For example, pursuant to the Merger Agreement, following a go-shop period, the Board is prohibited from soliciting competing bids for the

Company. Moreover, the Company is subject to a $20 million dollar termination fee payable to Brookfield if the Proposed Transaction is terminated by the Company in favor of a superior proposal ($7.5 million if terminated during the go-shop period), which the Board must provide Brookfiled with any and all material terms and conditions of such offer within 24 hours after receipt. Brookfield is then given four business days to change the terms of the Merger Agreement to match the alternative offer.

4. The deal protection provisions essentially “lock-up” the Proposed Transaction and prevent the Board from fulfilling its fiduciary duties to the Company’s public stockholders. The Proposed Transaction will deprive stockholders of adequate consideration in light of the Company’s promising prospects for growth, increased sales, and future profitability. More importantly, the defendants commenced the tender offer on May 26, 2015, and the tender offer is set to expire at midnight on July 7, 2015, New York City time. Non-tendering stockholders may be cashed-out without having been given an opportunity to vote on the Proposed Transaction

5. Moreover, the Proposed Transaction benefits members of the Board, along with other top executives of GrafTech, as the Proposed Transaction will provide them with lavish change of control payments and stock sales. The Proposed Transaction will deprive stockholders of adequate consideration in light of the Company’s promising prospects for growth, increased sales, and future profitability.

6. Plaintiff seeks preliminary and permanent injunctive relief preventing the Individual Defendants, who are aided and abetted by BCP and Acquisition Sub, from inequitably and unlawfully depriving Plaintiff and the Class of their rights to realize full and fair value for their GrafTech stock.

THE PARTIES

7. Plaintiff has owned the common stock of GrafTech since prior to the announcement of the Proposed Transaction herein complained of, and continues to own this stock.

8. GrafTech is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices located in Independence, Ohio. The Company’s common stock is traded on the New York Stock Exchange under the symbol GTI.

9. Defendant Randy Carson (“Carson”) is the Chairman of the Board of GrafTech.

10. Defendant Thomas A. Danjczek (“Danjczek”) is a director of GrafTech.

11. Defendant Karen Finerman (“Finerman”) is a director of GrafTech.

12. Defendant Joel L. Hawthorne (“Hawthorne”) is a director of GrafTech. Hawthorne is also GrafTech’s Chief Executive Officer (“CEO”) and President.

13. Defendant David R. Jardini (“Jardini”) is a director of GrafTech.

14. Defendant Nathan Milikowsky (“Milikowsky”) is a director of GrafTech. Milikowsky was CEO and Chairman of the Board of C/G Electrodes LLC until its merger with GrafTech in 2010, and prior to that he led the group that purchased Seadrift Coke LP and was also its President until its merger with GrafTech in 2010.

15. Defendant M. Catherine Morris (“Morris”) is a director of GrafTech.

16. Defendants Carson, Finerman, Danjczek, Hawthorne, Jardini, Milikowsky, and Morris are collectively referred to herein as the “Individual Defendants” and/or the “Board.”

17. Defendant BCP is a Delaware limited partnership, and an affiliate of Brookfield.

18. Defendant Acquisition Sub is a Delaware corporation and direct wholly owned subsidiary of BCP that was created for the purpose of facilitating the Proposed Transaction. Acquisition Sub is also an affiliate of Brookfield.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

19. The Individual Defendants as officers and/or directors of the Company stand in a fiduciary relationship to Plaintiff and the Company’s other public stockholders and owes them the highest fiduciary obligations of good faith, due care, and loyalty.

20. Under Delaware law, the directors and officers of a publicly traded corporation have fiduciary duties of loyalty, good faith, and due care to stockholders. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the Company’s stockholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the Company or its assets;

(c) adversely affects their duty to search for and secure the best value reasonably available under the circumstances for the Company’s stockholders; and/or

(d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public stockholders.

21. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants’ loyalties are divided;

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public stockholders of the Company; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public stockholders.

22. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly and/or recklessly violating their fiduciary duties, including their duties of care, loyalty, and good faith owed to Plaintiff and other public stockholders of GrafTech.

CLASS ACTION ALLEGATIONS

23. Plaintiff brings this action as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all holders of the common stock of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from Defendants’ actions as more fully described herein (the “Class”).

24. This action is properly maintainable as a class action.

25. The Class is so numerous that joinder of all members is impracticable.As of March 31, 2015, there were approximately 137 million shares of GrafTech common stock outstanding, owned by hundreds, if not thousands, of stockholders.

26. There are questions of law and fact that are common to the Class, including, inter alia, the following: (a) whether the Individual Defendants have breached their fiduciary duties owed by them to Plaintiff and the members of the Class; and (b) whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants, as alleged herein.

27. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the Plaintiff are typical of the claims of other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.

28. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

29. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

Relevant Background

30. GrafTech manufactures and provides natural and synthetic graphite and carbon based products and services. The Company offers energy solutions to customers worldwide involved in the manufacture of steel, aluminum, silicon metal, automotive products, and electronics.

31. On January 21, 2014, GrafTech announced that Chairman, CEO, and President Craig Shuler had decided to retire as President and CEO, and would retire as Chairman as of December 31, 2014. The Board appointed Hawthorne as CEO, President, and a member of the Board.

32. However, what appeared to be an innocuous management changeover was far from that. According to an article in The New York Times dated January 23, 2014, a boardroom battle played out, pitting Craig Shuler and certain members of the Board against Milikowsky. Milikowsky joined the Board as part of an acquisition three years prior. Milikowsky, however, was subsequently thrown off the Board for allegedly leaking material non-public information to a hedge fund. Milikowsky countered that he was thrown off for criticizing the management and Board.

33. Milikowsky began a battle by trying to nominate a new slate of directors before the Company’s 2014 annual meeting. Milikowsky and his brother Daniel Milikowsky, announced they intended to nominate three director candidates, including Milikowsky, Jardin, and Finerman.

34. On May 15, 2014, following a nasty proxy fight between the Board and Milikowsky, Milikowsky’s slate of directors, including himself, were chosen to serve on the seven-member Board.

35. Thereafter, on January 23, 2015, Milikowsky, a holder of over 15 million shares or over 11.2% of the common stock of GrafTech, announced that he had submitted a notice to nominate a full slate of seven candidates for election to the Board at the 2015 annual meeting.

36. In the earlier proxy fight, GrafTech stockholders supported Milikowsky’s nominees by an average margin greater than three-to-one at the 2014 annual meeting, electing his entire slate of directors, including Jardin, Finerman, and himself. However, despite having three seats on the Board, Milikowsky’s efforts to change the Company were blocked by the four-member majority of the Board headed by Hawthorne.

37. In his letter to the Board on January 23, 2015, Milikowsky announced his dissatisfaction with Hawthorne as CEO and his four-person Board majority who have supported his efforts. In response, Milikowsky nominated his own slate of seven candidates to the Board, including himself and declared his intention to replace Hawthorne as CEO with either himself or Jardin. Further, it was revealed that Milikowsky would not discuss the extension of the maturity date of some of his GrafTech senior subordinated notes due in November 2015 unless he received an additional two Board seats to give him a majority, along with his approval of a new GrafTech CEO and management.

38. On May 4, 2015, GrafTech announced that its Board had entered into an investment agreement with Brookfield under which Brookfield will acquire $150 million of 7% convertible preferred shares in a private offering.

39. Under the terms of the investment agreement, the convertible preferred shares will be issued in two series. One series would be immediately convertible into common shares equal to up to 19.9% of the currently outstanding shares of common stock at a conversion price of $5.00 per common share, subject to customary and anti-dilution adjustments. The other series is proposed on the same economic terms and would become convertible into common shares equal to up to 2.0% of the currently outstanding shares upon approval by stockholders. Upon receipt of such approval, the two series would be combined into one series.

Pursuant to the investment agreement, Brookfield will designate two directors to be appointed to the Board. With the addition of these directors, the GrafTech Board will be expanded from seven to nine members.

The Proposed Transaction

40. On May 18, 2015, GrafTech announced it had entered into a Merger Agreement with Brookfield under which Brookfield will commence a tender offer to acquire all of the outstanding shares of GrafTech’s common stock. Holders of approximately 11% of the outstanding shares of GrafTech common stock, including Milikowsky, have agreed to support the Proposed Transaction and tender their shares in the tender offer.

41. Under the terms of the Proposed Transaction, Brookfield will commence a tender offer to purchase all of the outstanding shares of GrafTech common stock at a purchase price of $5.05 per share.

42. The tender offer is intended to provide GrafTech stockholders the option to receive all cash, all stock, or a combination of both cash and continued ownership of GrafTech shares (subject to the merger conditions).

43. The tender offer commenced on May 26, 2015 and will expire on July 7, 2015, unless extended. Consummation of the tender offer is subject to certain conditions, including the tender of a number of GrafTech shares that, together with any other shares then owned by Brookfield (including shares issuable upon conversion of the convertible preferred stock expected to be issued to Brookfield as previously announced), would represent at least 30% of the then outstanding shares plus shares issuable upon such conversion (the “minimum tender condition”), and other customary conditions. Assuming the convertible preferred stock is issued prior to the expiration of the tender offer, as of the date hereof, satisfaction of the minimum tender condition would require the tender of approximately 15% of the currently outstanding GrafTech shares. If the number of GrafTech shares tendered, together with any other shares then owned by Brookfield (including shares issuable upon conversion of the convertible preferred stock expected to be issued to Brookfield as previously announced), would represent at least 80% of the then outstanding shares plus shares issuable upon such conversion (the “merger condition”), then the remaining outstanding GrafTech shares will be acquired in a merger transaction at the same price offered in the tender offer. Assuming the convertible preferred stock is issued prior to the expiration of the tender offer, satisfaction of the merger condition would require the tender of approximately 75% of the currently outstanding GrafTech shares.

44. The timing of the Proposed Transaction was curious. Just as the Company’s plan to turn things around was taking hold, and was poised for future growth, the Company announced its entry into the Proposed Transaction.

45. Indeed, among other things, just prior to the announcement of the Proposed Transaction, the Company developed and successfully executed on initiatives to improve operations, reduce costs, enhance liquidity, and effectively respond to continuing weak demand from the global steel industry and other end market challenges to insure long-term success of the Company.

46. These initiatives include:

•	An ongoing company-wide cost savings program, which is enabling GrafTech to achieve total annual cost savings of more than $120 million (more than 10% of annual sales).

•	Optimization of the graphite electrode manufacturing platform by rationalizing its two highest cost manufacturing sites, including significant headcount reductions.

•	Changes to the operating and management structure to simplify and decentralize the organization.

•	Redesign of the Company’s research and development function to accelerate innovation for new product development and commercial introduction.

•	Downsizing of the Company’s corporate functions, including headcount and other SG&A reductions.

•	Rationalization of underperforming product lines.

•	Enhancement of financing arrangements that increased borrowing capacity by over $125 million in the past nine months.

•	Significant inventory reduction (over $70 million in 2014).

•	Continued development of new products for consumer electronics markets, including lithium ion battery and crystal growth markets which have contributed approximately 50% of the revenue in the Engineered Solutions segment, which will provide long-term value creation for the Company and its stockholders.

47. As a result, the $5.05 per share agreed to in the Proposed Transaction is an inadequate price, and Defendants’ claims that the transaction provides a great return for investors are false. The $5.05 per share price is considerably below analyst’s target price of $6 per share, and below the Company’s reported book value per share of $6.73. Further, the stock reached as high as $10.88 per share within the past year.

48. The Proposed Transaction is being driven by and is the result of an unfair process through which Milikowsky and the other members of the Board are acting for their own self interests.

49. Carson, Danjczek, Hawthorne, and Morris feared that they would be removed from the Board as a result of Milikowsky’s latest announcement of a proxy contest for the upcoming 2015 annual meeting. Previously, Milikowsky was successful in removing three of GrafTech’s Board members with stockholders supporting him by a margin of three-to-one. Here, he was seeking to replace the remaining four directors. Carson, Danjczek, Hawthorne, and Morris knew that should they be removed from the Board they would forgo large sums of money. These members of the Board stood to receive a significant amount of money in special payments for currently unvested stock options, performance units, and restricted shares, all of which shall become fully vested and exercisable upon the sale of the Company. Had they been removed from office prior to such a sale, they would have lost this potential windfall.

50. Milikowsky also was incentivized to sell the Company to his preferred suitor and entered into a Tender and Support Agreement to tender in favor of the Proposed Acquisition. Milikowsky desperately wanted to get rid of Hawthorne as CEO and replace other members of senior management while also setting forth the direction of the Company. Milikowsky found a partner in Brookfield that will allow just that.

51. Moreover, to ensure the Proposed Transaction would be successful, the Board entered into the investment agreement with Brookfield. Under the terms of the investment agreement, the convertible preferred shares will be issued in two series. One series would be immediately convertible into common shares equal to up to 19.9% of the currently outstanding shares of common stock at a conversion price of $5.00 per common share, subject to customary and anti-dilution adjustments. The other series is proposed on the same economic terms and would become convertible into common shares equal to up to 2.0% of the currently outstanding shares upon approval by stockholders.

52. The break up into two series was intended to make sure that Brookfield received 19.9% of the Company’s shares at the time of the tender offer. Had they not structured it this way and instead made it 21.9% in one series then a vote by stockholders would have been required with no guarantees of success. This way, the Board could make sure that Brookfield had at least 19.9% of the shares that would be included as part of the minimum condition threshold of 30%, thereby guaranteeing the completion of the tender offer since Milikowsky had already agreed to tender his 11.2% stake.

53. By structuring the investment agreement to make sure Brookfield had a 19.9% stake at the time of the tender, Defendants acted to usurp its stockholders’ rights to ensure the Proposed Transaction was completed.

Preclusive Deal Protection Devices

54. As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction unfair and ensure that no competing offers will emerge for the Company.

55. By way of example, following the go-shop period, § 6.2 of the Merger Agreement includes a “No Solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Brookfield.

56. Pursuant to § 6.2 of the Merger Agreement, should an unsolicited bidder submit a bona fide proposal that is more favorable than the Proposed Transaction terms, the Company must notify Brookfield, within 24 hours, of the bidder’s identity and the material terms of the bidder’s offer.

57. The No Solicitation provision takes place following a 35 calendar day go-shop period as set forth in § 6.2(a) of the Merger Agreement.

58. Under § 7.4 of the Merger Agreement, should the Board determine that the unsolicited offer is a “Superior Proposal,” then before the Board can change its recommendation to stockholders regarding the Proposed Transaction with Brookfield, it must grant Brookfield four business days in which the Company must negotiate in good faith with Brookfield (if Brookfield so desires) and allow Brookfield to amend the terms of the Merger Agreement so that the Superior Proposal ceases to be a Superior Proposal and the Board is not obligated to change its recommendations to stockholders regarding the Proposed Acquisition with Brookfield. In other words, the Merger Agreement gives Brookfield access to any rival bidder’s information and allows Brookfield a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a “stalking horse” because the Merger Agreement unfairly assures that any “auction” will favor Brookfield and piggy-back upon the due diligence of the foreclosed second bidder.

59. Section 9.4 of the Merger Agreement also provides for a termination fee of $20 million payable to Brookfield by GrafTech if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the Company’s public stockholders with a superior offer. The termination fee is $7.5 million should the Company decide to pursue the competing offer during the go-shop period.

60. Any unsolicited competing bidder would have to incur the great expense of conducting due diligence and formulating a proposal within a very limited time frame, and yet, pursuant to the Merger Agreement, Brookfield would have an opportunity to simply match it. Further, a competing bidder will need to negotiate with the person or persons at GrafTech in charge of the Proposed Transaction and already heavily biased in favor of approving the Proposed Transaction. Even if another bidder is tenacious enough to navigate this obstacle course, that bidder will be further discouraged by having to pay the onerous termination fee to the Company.

61. In the process of considering and ultimately entering into the Merger Agreement with Brookfield, the Board has initiated a process to sell the Company that imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the process initiated by the Board fails woefully short of the Board satisfying their fiduciary duty to maximize stockholder value. Additionally, as discussed supra, the deal protections agreed to by the Board further ensures that no likely bidder will emerge to salvage the Board from satisfying its fiduciary duties.

62. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes, or would reasonably be expected to constitute, a superior proposal are too narrowly circumscribed to provide a true or effective “fiduciary out” under the circumstances.

THE MATERIALLY MISLEADING AND

INCOMPLETE RECOMMENDATION STATEMENT

63. On May 26, 2015, GrafTech filed the Recommendation Statement with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction. The Recommendation Statement fails to provide the Company’s stockholders with material information thereby rendering the stockholders unable to make an informed decision regarding whether or not to tender their shares in the tender offer.

64. For example, the Recommendation Statement fails to fully disclose the key inputs and assumptions underlying the various valuation analyses performed by J.P. Morgan Securities LLC (“JP Morgan”). Without this information, as described below, GrafTech’s public stockholders are unable to fully understand the analyses and, thus, are unable to determine what weight, if any, to place on the fairness opinion rendered in support of the Proposed Transaction. Specifically, the Recommendation Statement fails to disclose the following:

a.	With respect to Guideline Public Company – The revenue and EBITDA multiples of each of the carbon/graphite peers reflect negative industry conditions. JP Morgan compared GrafTech to its peers based on a multiple of 2015E and 2016E EBITDA and arrives at an implied value per share of $1.15 to $2.95. The reason this valuation is so low is because GrafTech’s EBITDA estimates for this year and next year do not reflect the considerable growth projected for EBITDA. The 3-year CAGR for EBITDA (2015-2018) is projected to be 36% as compared to 10% for Revenue. EBITDA for 2015 and 2016 is projected at just $83 million and $96 million, respectively. This compares to the devastating guidance reduction in September 2014 of $105 million to $115 million. Regardless of the multiple applied, such low EBITDA projections necessarily result in a low valuation.

b.	With respect to Guideline Transactions – Each of the 5 selected transactions is more than 7 years old and cannot possibly be reliable in terms of measuring market values relative to current market conditions. JP Morgan failed to disclose the FV/LTM EBITDA multiples for each of the deals. In addition, JP Morgan failed to disclose the multiples for the Carbon Savoie transaction in which GrafTech was the seller. Without the deal multiples the usefulness/reliability of this analysis is questionable at best. JP Morgan also failed to disclose the number it is using for GrafTech’s LTM EBITDA as of March 31, 2015.

c.	With respect to Discounted Cash Flow analysis – JP Morgan claims that it calculated unlevered free cash flow (“FCF”)

2015-2024 based on management’s projections but then says management prepared the projections and provided them to JP Morgan (as such we are unclear whose FCF is being used in the Recommendation Statement). Because of this contradiction it is not clear that JP Morgan’s DCF reflects its’ FCF projections. JP Morgan also fails to disclose the source of a $19 million reduction to be used for discounting purposes for its unlevered free cash flow. JP Morgan further fails to disclose the method by which it determined the discount rate and terminal growth rate applied in calculating the Company’s WACC

d.	With respect to Premium analysis – JP Morgan failed to provide any premium analysis.

65. The Recommendation Statement fails to disclose material information leading up to the Proposed Transaction, including information pertaining to the process conducted by the Company in considering a sale. In particular, the “Background of the Transaction” section of the Recommendation Statement fails to disclose how JP Morgan and the Company resolved JP Morgan’s policy that JP Morgan does not provide a fairness opinion where there is not an acquisition that creates a majority holder of the subject company’s outstanding shares. In this regard, it further fails to disclose if the fees JP Morgan would receive for the Proposed Transaction resolved this issue. Moreover, the Background of the Transaction section fails to disclose whether JP Morgan performed any work in the past for GrafTech, and if so, the nature of such work and the amount of compensation received, as well as whether JP Morgan performed any work in the past for Brookfield, and if so, the nature of such work and the amount of any compensation received. Lastly, the Background of the Transaction section fails to disclose whether any discussions took place during the process regarding Brookfield’s intent to retain any employees, including whether it had any discussions with Milikowsky.

66. The Individual Defendants have violated their fiduciary duties owed to the public stockholders of GrafTech. The Individual Defendants’ agreement to the terms of the Proposed Transaction and its timing demonstrate a clear lack of due care and loyalty to the GrafTech public stockholders.

67. Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of GrafTech’s assets and business, and they will be prevented from obtaining fair and adequate consideration for their shares of GrafTech common stock.

68. Accordingly, the Court should preliminarily enjoin the Proposed Transaction until the Board conducts a proper process to maximize stockholder value and the Individual Defendants disclose all material information to the Company’s public stockholders before the tender offer closes.

COUNT I

CLAIM FOR BREACH OF FIDUCIARY DUTY AGAINST THE

INDIVIDUAL DEFENDANTS

69. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

70. By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants have violated their fiduciary duties of good faith, loyalty, and due care at the expense of Plaintiff and other members of the Class.

71. As alleged herein, the Individual Defendants have failed to, inter alia:

(a) Adequately consider the Proposed Transaction, including whether it maximizes stockholder value;

(b) Apprise themselves of the true value of the Company, or the benefits associated with pursuing the Proposed Transaction or an alternative transaction, by, among other things, considering the merits of such transactions and engaging in an appropriate market check or canvas of the industry; and

(c) Otherwise take the steps necessary to comply with their fiduciary duties, such as by avoiding conflicts of interest and disclosing all material facts necessary to permit the Company’s public stockholders to make an informed decision with respect to the Proposed Transaction or any alternate transaction.

72. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiff and the Company’s other public stockholders, and will further a process that inhibits the maximization of stockholder value and the disclosure of all material information to the Company’s public stockholders.

73. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

(a) Undertake an appropriate evaluation of GrafTech’s fair value;

(b) Evaluate the Proposed Transaction and other potential transactions;

(c) Enable public stockholders to consider the Proposed Transaction in a fair and non-coercive manner, without the threat of deal protection measures or mechanisms that could preclude or dissuade a value-maximizing transaction;

(d) Refrain from favoring the Individual Defendants’ interests over those of the Company’s public stockholders, to, among other things, ensure that conflicts of interest do not unfairly influence the stockholders’ decisions or available options; and

(e) Disclose all material facts necessary to permit the Company’s public stockholders to make an informed decision with respect to the Proposed Transaction or any alternate transaction.

74. Absent injunctive relief, Plaintiff and the Class will continue to suffer irreparable harm as result of the Individual Defendants’ breaches of fiduciary duty, for which Plaintiff and the Class have no adequate remedy at law.

COUNT II

CLAIM AGAINST BCP AND ACQUISITION SUB

FOR AIDING AND ABETTING BREACHES OF FIDUCIARY DUTIES

75. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

76. Defendants BCP and Acquisition Sub have aided and abetted the Individual Defendants in the aforesaid breach of their fiduciary duties.

77. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Defendants BCP and Acquisition Sub, who, therefore, have aided and abetted such breaches in connection with the Proposed Transaction.

78. As a result of the unlawful actions of Defendants BCP and Acquisition Sub, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the true value for GrafTech’s assets and business. Unless the Individual Defendants’ actions are enjoined by the Court, Defendants BCP and Acquisition Sub will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class.

79. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their GrafTech shares.

80. Absent injunctive relief, Plaintiff and the Class will continue to suffer irreparable harm as a result of the Individual Defendants’ breaches of fiduciary duty, for which Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff and members of the Class demand judgment against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action and certifying Plaintiff as the representative of the Class;

B. Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;

D. Awarding compensatory damages against Defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law, arising from the Proposed Transaction;

E. Awarding Plaintiff the costs and disbursements of this action and a reasonable allowances for fees and expenses of Plaintiff’s counsel and experts; and

F. Granting Plaintiff and the Class such other and further relief as the Court may deem just and proper.

Dated: June 2, 2015		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
OF COUNSEL:		Gina M. Serra (#5387)
Jeremy J. Riley (#5791)
MILBERG LLP		2 Righter Parkway, Suite 120
Kent A. Bronson		Wilmington, DE 19803
One Pennsylvania Plaza,		(302) 295-5310
49th Floor
New York, NY 10019		Attorneys for Plaintiff
(212) 594-5300

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